FOR IMMEDIATE RELEASE


   Contact:  Paul M. Bouthilet
             Chief Financial Officer
             Voith Sulzer Paper Technology
               North America Inc.
             2200 N. Roemer Road
             Appleton, Wisconsin 54911
             (920) 731-7724

                                ~ PRESS RELEASE ~

                VOITH SULZER ACQUIRES 93% OF IMPACT SYSTEMS, INC.
                              IN CASH TENDER OFFER

   APPLETON, WISCONSIN, January 21, 1998. Voith Sulzer Paper Technology North America Inc. today announced that its wholly owned subsidiary, Voith Sulzer Acquisition Corp., has accepted for payment and made arrangements to pay for approximately 93% of the outstanding shares of common stock of Impact Systems, Inc. (OTC: MPAC) at a price of $2.75 per share.

         Voith Sulzer's tender offer for all of the outstanding shares of Impact common stock at $2.75 per share expired at midnight, New York City time, on January 20, 1998. Based on a preliminary count, 10,149,813 shares were tendered (including 60,574 shares tendered by guaranteed delivery) and have been accepted for payment in accordance with the terms of the offer.

         "With the successful completion of the tender offer, we can begin to capitalize on our enhanced capability to offer superior and integrated technology solutions to our customers in the paper industry worldwide," said Mr. Hans Muller, CEO of Voith Sulzer. "We are extremely pleased that this transaction has been highly welcomed by customers, suppliers and the Impact organization," he added.

         As soon as practicable, Voith Sulzer Acquisition Corp. will merge with and into Impact and each share not previously purchased in the tender offer (other than shares held by shareholders who exercise their dissenters' rights) will be converted into the right to receive $2.75 in cash.

         Voith Sulzer Paper Technology North America Inc., a paper technology company specializing in stock preparation, paper machinery and finishing, is a subsidiary of Voith Sulzer Papiertechnik GmbH & Co. KG, which is a leading worldwide supplier of technology and equipment to the paper industry. Based in Heidenheim, Germany, Voith Sulzer Papiertechnik GmbH & Co. KG is a majority owned subsidiary of J.M. Voith AG, a privately held international technology corporation active in the fields of paper technology, power generation equipment and power transmission.

         Impact Systems, Inc. is headquartered in Los Gatos, California and develops, manufactures, sells and services computer based actuator, measurement and control systems to reduce variations which occur in the production of all major types of paper. Impact's products enable paper manufacturers to improve paper quality, increase production and reduce waste, energy consumption and raw material cost.

                                    #   #   #